Cassini House 57-59 St James's Street
London SW1A 1LD England
Tel +44 (0)20 7659 6000
Fax +44 (0)20 7659 6001
www.brambles.com



1 December 2004

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street NW
Washington DC 20549
USA

04046691

SUPPL

RE: BRAMBLES INDUSTRIES PLC
Rule 12g3-2(b) Exemption (File No. 82-5205)

Dear Sirs and Mesdames,

The enclosed information is being submitted by Brambles Industries plc (the "Company") under paragraph (b) (1) (i) of Rule 12g3-2 under the Securities Exchange Act of 1934 (the "Exchange Act"). The Company's file number is indicated in the upper right hand corner of each unbound page submitted with this letter.

In accordance with paragraphs (b) (4) and (b) (5) of the Rule, the documents submitted with this letter are being submitted with the understanding that such documents will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the submission of such documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Yours faithfully

Laura Jackson
Company Secretarial Assistant

Encs.

PROCESSED
DEC 17 2004
THOMSON
FINANCIAL

SEC MAIL PROCESSING
RECEIVED
DEC 0 8 2004
WASH. D.C. 202
SECTION

Registered in England No. 4134697 Registered Office: as above

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1)   Name of company

 Brambles Industries plc

2)   Name of shareholder having a major interest

 Deutsche Bank AG, and its subsidiary companies

3)   Please state whether notification indicates that it is in respect of
 holding of the shareholder named in 2 above or in respect of a
 non-beneficial interest or in the case of an individual holder if it is a
 holding of that person's spouse or children under the age of 18

 Not advised

4)   Name of the registered holder(s) and, if more than one holder, the
 number of shares held by each of them

 Not advised

5)   Number of shares/amount of stock acquired

 N/A

6)   Percentage of issued class (any treasury shares held by company should not
 be taken into account when calculating percentage)

 N/A

7)   Number of shares/amount of stock disposed

 Not advised

8)   Percentage of issued class

 Not advised

9)   Class of security

 Ordinary shares of 5p each

10) Date of transaction

 Not advised

11) Date company informed

 30 November 2004

12) Total holding following this notification

 35,931,753

13) Total percentage holding of issued class following this notification (any
 treasury shares held by company should not be taken into account when
 calculating percentage)



4.96%

14) Any additional information

15) Name of contact and telephone number for queries

Sandra Walters - 020 7659 6039

16) Name of authorised company official responsible for making this notification

Sandra Walters, Assistant Company Secretary

Date of notification 1 December 2004

Brambles Industries plc
Cassini House 57-59 St James's Street
London SW1A 1LD England
Tel +44 (0)20 7659 6000
Fax +44 (0)20 7659 6001
www.brambles.com

2 December 2004

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street NW
Washington DC 20549
USA

Brambles

RE: BRAMBLES INDUSTRIES PLC
Rule 12g3-2(b) Exemption (File No. 82-5205)

Dear Sirs and Mesdames,

The enclosed information is being submitted by Brambles Industries plc (the
"Company") under paragraph (b) (1) (i) of Rule 12g3-2 under the Securities
Exchange Act of 1934 (the "Exchange Act"). The Company's file number is
indicated in the upper right hand corner of each unbound page submitted with
this letter.

In accordance with paragraphs (b) (4) and (b) (5) of the Rule, the documents
submitted with this letter are being submitted with the understanding that such
documents will not be deemed "filed" with the Securities and Exchange
Commission or otherwise subject to the liabilities of Section 18 of the Exchange
Act, and that neither this letter nor the submission of such documents shall
constitute an admission for any purpose that the Company is subject to the
Exchange Act.

Yours faithfully

Laura Jackson
Company Secretarial Assistant

Encs.



NOTIFICATION OF MAJOR INTERESTS IN SHARES

1)   Name of company

      Brambles Industries plc

2)   Name of shareholder having a major interest

      Deutsche Bank AG, and its subsidiary companies

3)   Please state whether notification indicates that it is in respect of
      holding of the shareholder named in 2 above or in respect of a
      non-beneficial interest or in the case of an individual holder if it is a
      holding of that person's spouse or children under the age of 18

      Not advised

4)   Name of the registered holder(s) and, if more than one holder, the
      number of shares held by each of them

      Not advised

5)   Number of shares/amount of stock acquired

      N/A

6)   Percentage of issued class (any treasury shares held by company should not
      be taken into account when calculating percentage)

      N/A

7)   Number of shares/amount of stock disposed

      Not advised

8)   Percentage of issued class

      Not advised

9)   Class of security

      Ordinary shares of 5p each

10)   Date of transaction

      Not advised

11)   Date company informed

      2 December 2004

12)   Total holding following this notification

      36,358,811

13)   Total percentage holding of issued class following this notification (any
      treasury shares held by company should not be taken into account when
      calculating percentage)

5.02%

14) Any additional information

15) Name of contact and telephone number for queries

Sandra Walters - 020 7659 6039

16) Name of authorised company official responsible for
making this notification

Sandra Walters, Assistant Company Secretary

Date of notification 2 December 2004